SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HINES GLOBAL REIT, INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

Everest REIT Investors III, LLC (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $88,790,000(1)                     Amount of Filing Fee: $11,054.36

(1)Assumes the purchase of 13,660,000 Shares at the gross cash price per Share.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not ApplicableFiling party:  Not Applicable

Form or registration no.:  Not ApplicableDate filed:  Not Applicable

[ ]Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[ ]issuer tender offer subject to Rule 13e-4.

[ ]going-private transaction subject to Rule 13e-3.

[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO (“Statement”) relates to the offer (the "Offer") by EVEREST REIT INVESTORS I, LLC and EVEREST REIT INVESTORS III, LLC (collectively, the "Purchaser") to purchase up to 13,660,000 shares of common stock (the "Shares") in Hines Global REIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $6.50 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2018 (the "Offer to Purchase") and the related Transfer Agreement, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.  Any dividends or distributions made after the Expiration Date, by the terms of the Offer and as set forth in the Transfer Agreement, would be assigned by tendering Shareholders to the Purchaser.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had approximately 60,000 holders of record owning an aggregate of 273,100,000 outstanding Shares as of March 19, 2018, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2017. The Purchaser and its affiliates currently beneficially own 6,738 Shares of the Corporation. Such shares and the 13,660,000 Shares sought in the Offer constitute about 5.0% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of approximately $88,790,000 in aggregate purchase price, for which the Purchaser has the capital available and committed.

The address of the Corporation's principal executive offices is 2800 Post Oak Boulevard, Suite 5000, Houston, TX 77056, and its phone number is (888) 220-6121.

ITEMS 1 – 11.

The foregoing information and the information in the Offer to Purchase, including all schedules and appendices thereto, and the related Transfer Agreement, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are hereby expressly incorporated herein by reference in response to Items 1 – 11 of this Statement.

ITEM 12.EXHIBITS.

(a)(1)   Offer to Purchase dated May 7, 2018

(a)(2)   Form of Transfer Agreement

(a)(3)   Transfer Agreement Instructions

(a)(4)   Form of Notification of Offer to Purchase dated May 7, 2018

(a)(5)   Website Landing Page for www.everestreitinvestors.com

(a)(6)   Advertisement in Investor’s Business Daily

(b)-(h) Not applicable.

ITEM 13.INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2018

EVEREST REIT INVESTORS I, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President

EVEREST REIT INVESTORS III, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President